

November 9, 2011

<u>Via E-mail</u>
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> **Re: The Warnaco Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 1, 2011**
> **File No. 001-10857**

Dear Mr. Rutkowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement on Schedule 14A filed on April 11, 2011</u>

<u>2010 Compensation, page 21</u>

1.   We note from your summary compensation table on page 26 that Mr. Gromek's total fiscal year 2010 compensation increased by approximately $2 million over fiscal year 2009 and that Ms. McCluskey's total fiscal year 2010 compensation increased by approximately $3.6 million over fiscal year 2009. Please confirm that in future filings you will provide a brief discussion of the factors considered in your decisions to increase or decrease compensation in a material way for each of your named executive officers. See Item 402(b)(2)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director